UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

ELIZABETH ARDEN, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

28660G10

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 28660G10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C.W. Mauran

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	1,783,083
	6.	Shared Voting Power	- 0 -
	7.	Sole Dispositive Power	1,783,083
	8.	Shared Dispositive Power	- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,783,083 (a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)		6.1%

12.	Type of Reporting Person (See Instructions)		IN

(a)

Includes (i) 1,467,198 shares of common stock owned by Euro Credit Investments Limited and 253,385 shares owned by Sloan Financial Corporation, companies controlled by Mr. Mauran, and (iii) 62,500 shares of common stock issuable upon the exercise of vested stock options.

Page 2 of 5 Pages

CUSIP No. 28660G10
Item 1	(a)	Name of Issuer Elizabeth Arden, Inc.

	(b)	Address of Issuer's Principal Executive Offices 2400 SW 145 Avenue, Suite 2S, Miramar, Florida 33027

Item 2	(a)	Name of Person Filing Richard C.W. Mauran

	(b)	Address of Principal Business Office or, if none, Residence c/o BCC Advisors, Inc. 130 Adelaide Street West, Oxford Tower, Suite 2900 Toronto, Ontario M5H 3P5 Canada

	(c)	Citizenship Canada

	(d)	Title of Class of Securities Common Stock, $.01 Par Value

	(e)	CUSIP Number 28660G10

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act;

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ]	A non-U. S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U. S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify type of institution: __________

Page 3 of 5 Pages

CUSIP No. 28660G10
Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		1,783,083 (1)

	(b)	Percent of Class:		6.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	1,783,083

		(ii)	Shared power to vote or to direct the vote	- 0 -

		(iii)	Sole power to dispose or to direct the disposition of	1,783,083

		(iv)	Shared power to dispose or to direct the disposition of	- 0 -

(1) Includes (i) 1,467,198 shares of common stock owned by Euro Credit Investments Limited and 253,385 shares owned by Sloan Financial Corporation, companies controlled by Mr. Mauran, and (iii) 62,500 shares of common stock issuable upon the exercise of vested stock options.

Item 5.	Ownership of five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2010

Date

/s/ Richard C.W. Mauran

Signature

Richard C.W. Mauran

Name/Title

Page 5 of 5 Pages